SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

TechTeam Global, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

638108100

(CUSIP Number)

Rubina Toorawa

ChrysCapital II, LLC

Third Floor, Les Cascades

Edith Cavell Street

Port Louis, Mauritius

Tel: 011-230-211-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications)

With a copy to:

Kerry T. Smith, Esq.

Pillsbury Winthrop LLP

2550 Hanover Street

Palo Alto, CA 94304

Tel: (650) 233-4500

April 8, 2003

(Date of Event which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 638108100

1.	NAMES OF REPORTING PERSONS: ChrysCapital II, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 98-0231576 (foreign entity)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_] (b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius

	7.	SOLE VOTING POWER	None

NUMBER OF SHARES BENEFICIALLY	8.	SHARED VOTING POWER	689,656 shares (Item 5)

OWNED BY EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER	None

	10.	SHARED DISPOSITIVE POWER	689,656 shares (Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 689,656 shares[1]

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

[1]	Consists of 689,656 shares of Common Stock that would be beneficially owned upon conversion of the Issuer’s Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred”). On conversion, 689,656 shares of Common Stock will be owned directly by ChrysCapital II, LLC.

CUSIP No. 638108100

1.	NAMES OF REPORTING PERSONS: ChrysCapital Management Company II, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 98-0213235 (foreign entity)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_] (b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius

	7.	SOLE VOTING POWER	None

NUMBER OF SHARES BENEFICIALLY	8.	SHARED VOTING POWER	689,656 shares (Item 5)

OWNED BY EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER	None

	10.	SHARED DISPOSITIVE POWER	689,656 shares (Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 689,656 shares[2]

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

[2]	Consists of 689,656 shares of Common Stock that would be beneficially owned upon conversion of the Issuer’s Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred”). On conversion, 689,656 shares of Common Stock will be owned directly by ChrysCapital II, LLC.

Item 1.    Security and Issuer.

This Schedule 13D relates to the shares of common stock, $0.01 par value per share (the “TechTeam Common Stock”) of TechTeam Global, Inc., a Delaware corporation (“TechTeam”). The principal executive offices of TechTeam are located at 27335 West 11 Mile Road, Southfield, Michigan 48034.

Item 2.    Identity and Background.

(a)    This Schedule 13D is being filed by ChrysCapital II, LLC, a Mauritius limited life company with limited liability (“ChrysCapital II”).

(b)    The principal offices of ChrysCapital II are located at Third Floor, Les Cascades, Edith Cavell Street, Port Louis, Mauritius.

(c)    ChrysCapital II is a private equity fund that invests in companies that leverage low-cost offshore destinations such as India to provide outsourced services to business worldwide. The managing member of ChrysCapital II is ChrysCapital Management Company II, LLC (“ChrysCapital Management Company II”). ChrysCapital Management Company II is a Mauritius limited life company with limited liability and has its principal business address at Third Floor, Les Cascades, Edith Cavell Street, Port Louis, Mauritius. The principal occupation of ChrysCapital Management Company II is to act as managing member of ChrysCapital II.

(d)    During the last five years, neither ChrysCapital II nor ChrysCapital Management Company II has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors)

(e)    During the last five years, neither ChrysCapital II nor ChrysCapital Management Company II has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

ChrysCapital II is a private equity fund raised from institutional investors and wealthy individuals worldwide. Pursuant to that certain Securities Purchase Agreement dated as of April 8, 2003 by and between TechTeam and ChrysCapital II (the “Securities Purchase Agreement”) and attached hereto as Exhibit 1, ChrysCapital II purchased 689,656 shares of Series A Convertible Preferred Stock (the “Series A Preferred”) at a price per share of $7.25 for total consideration paid of $5,000,006.00.

Item 4.    Purpose of Transaction.

ChrysCapital II acquired the shares of TechTeam for investment purposes.

(a)–(c)    Not applicable.

(d)    Pursuant to the terms of the Series A Preferred purchased by ChrysCapital II, the holders of a majority of the Series A Preferred shall have the ability to elect one member of TechTeam’s board of directors.

(e)–(i)    Not applicable.

(j)    Other than as described above, ChrysCapital II currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)–(i) of this Schedule 13D (although ChrysCapital II reserves the right to develop such plans or proposals).

Item 5.    Interest in Securities of the Issuer.

(a)    ChrysCapital II and ChrysCapital Management Company II may each be deemed the beneficial owner of approximately 6.1% of the issued and outstanding shares of Common Stock based on 10,702,857 outstanding shares of Common Stock represented by TechTeam as outstanding as of March 17, 2003.

As of the date of this filing and except as set forth in this Schedule 13D, neither ChrysCapital II nor ChrysCapital Management beneficially owns any shares of TechTeam’s Common Stock.

(b)    ChrysCapital II beneficially owns 689,656 shares of Common Stock issuable upon conversion of the Series A Preferred. ChrysCapital Management Company II, the managing member of ChrysCapital II, is deemed to be the beneficial owner of 689,656 shares of Common Stock held directly by ChrysCapital II.

(c)    Except as set forth in this Schedule 13D, neither ChrysCapital II, nor ChrysCapital Management Company II, has effected any other transaction in the shares of TechTeam that was effected in the past 60 days.

(d)    Not applicable.

(e)    Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to that certain Registration Rights Agreement dated as of April 8, 2003 by and between TechTeam and ChrysCapital II (the “Registration Rights Agreement”), ChrysCapital II was granted certain registration rights covering the shares of Common Stock issuable upon conversion of the Series A Preferred purchased under the Securities Purchase Agreement . The description of the Registration Rights Agreement contained herein is qualified in its entirety by reference to the Registration Rights Agreement, which is attached hereto as Exhibit 3.

Pursuant to the terms of the Series A Preferred, ChrysCapital II has the right to require TechTeam to redeem the Series A Preferred at a price per share of $7.25 upon the occurrence of certain events set forth in the Certificate of Designations of the Series A Convertible Preferred Stock, par value $0.01 per share (the “Certificate of Designations”). The description of the Certificate of Designations contained herein is qualified in its entirety by reference to the Certificate of Designations, which is attached hereto as Exhibit 2.

Pursuant to the terms of the Series A Preferred, ChrysCapital II may not, without the consent of TechTeam, transfer the shares of Series A Preferred for a period of one year following the date of issuance. During the period commencing on the date following the first anniversary of the date of issuance and ending on the second anniversary of the date of issuance, ChrysCapital II may transfer up to 50% of the shares of Series A Preferred held by it, subject to certain restrictions set forth in the Certificate of Designations. Following the second anniversary of the date of issuance, ChrysCapital II may transfer the share of Series A Preferred held by it without restrictions (subject to the Certificate of Designations and compliance with applicable law). In the event that shares of Series A Preferred are transferred to non-affiliates of ChrysCapital II, certain voting rights with respect to those transferred shares will terminate. In addition, TechTeam has a right of first offer with respect to the shares of Series A Preferred. The description of the Certificate of Designations contained herein is qualified in its entirety by reference to the Certificate of Designations, which is attached hereto as Exhibit 2.

Except as set forth above, to the knowledge of ChrysCapital II, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of TechTeam, including but not limited to transfer or voting or any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Materials to be Filed as Exhibits.

Exhibit 1	Securities Purchase Agreement dated as of April 8, 2003 by and between TechTeam Global, Inc., a Delaware corporation and ChrysCapital II, LLC, a Mauritius limited life company with limited liability. Filed herewith.

Exhibit 2	Certificate of Designations of the Series A Convertible Preferred Stock, par value $0.01 per share. Filed herewith.

Exhibit 3	Registration Rights Agreement dated as of April 8, 2003 by and between TechTeam Global, Inc., a Delaware corporation and ChrysCapital II, LLC, a Mauritius limited life company with limited liability. Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of April 18, 2003.	CHRYSCAPITAL II, LLC

/S/ FAREED SOREEFAN

	Name	Fareed Soreefan

	Title	Authorized Signatory

Dated as of April 18, 2003.	CHRYSCAPITAL MANAGEMENT COMPANY II, LLC

/S/ FAREED SOREEFAN

	Name	Fareed Soreefan

	Title	Authorized Signatory